

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 14, 2018

Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
2420 17th Street, Office 3118
Denver, CO 80202

> **Re:** **MassRoots, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 30, 2018**
> **File No. 333-223038**

Dear Mr. Dietrich:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 8, 2018 letter.

General

1. In response to prior comment 1, you state that you are "mainly focused on [the] development of a digital instrument based on the ERC-20 standard that will run on the Ethereum network" which will be used as a form of reward based currency within the MassRoots platform to encourage high-quality reviews. Please disclose the timeframe for the development of the digital instrument and the risks and challenges to the company of using this form of digital instrument to reward users. Explain the process by which the digital instruments will be distributed. In this regard, it is unclear how "businesses in the cannabis industry" will obtain the digital instruments to be able to award them to incentivize participants. Finally, tell us how you will offer the digital instruments in accordance with the requirements of the federal securities laws and how you will develop

the platform through which other companies can use your digital assets in loyalty programs in compliance with these laws.

Description of Securities, page 23

2.   We note that your preliminary proxy statement filed on May 1, 2018 includes a provision to approve the Second Amended and Restated Certificate of Incorporation which includes an exclusive forum provision. Please include disclosure in your registration statement about the provision, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Richard Friedman, Esq.
        Sheppard Mullin Richter & Hampton LLP